L'ORÉAL

RECEIVED

2005 MAY -3 A 11:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department


05007940

27th April, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: Shareholders' General Meeting

Very truly yours,

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Wednesday April 27th 2005 – 5.45 p.m.

L'ORÉAL

ANNUAL GENERAL MEETING
AND
MEETING OF THE BOARD OF DIRECTORS OF APRIL 26th 2005

- **Approval of 2004 parent company and consolidated financial statements.**
- **Renewal of the tenure as director of Mrs Françoise BETTENCOURT MEYERS, Mr Peter BRABECK-LETMATHE and Mr Jean-Pierre MEYERS.**
- **Election as directors of Mr Werner BAUER and Mr Louis SCHWEITZER.**
- **Dividend: €0.82, up by +12.3%, paid on May 11th.**

The Annual General Meeting, held on April 26th 2005, at the *Carrousel du Louvre* in Paris, under the chairmanship of Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer, approved the parent company and consolidated financial statements for 2004. The shareholders decided on a **dividend of €0.82 per share, representing an increase of +12.3%** compared with the dividend paid in 2004, which will be **paid on May 11th 2005.**

The Annual General Meeting renewed the tenure as director of Mrs Françoise BETTENCOURT MEYERS, Mr Peter BRABECK-LETMATHE and Mr Jean-Pierre MEYERS, and elected Mr Werner BAUER, Executive Vice-President of Nestlé, and Mr Louis SCHWEITZER, Chairman and Chief Executive Officer of Renault as new directors.

Furthermore, the Annual General Meeting renewed for 18 months the authorisation granted to the Board of Directors to buy back a number of the company's own shares not exceeding 10% of the number of shares forming the share capital.

The Annual General Meeting also granted an authorisation to the Board of Directors to raise, if necessary, the share capital up to €200 million by issuing new shares with preferential subscription right. This authorisation is valid for a period of 26 months.

The resolutions proposed to the Annual General Meeting were all adopted by a very large majority.

The **Board of Directors**, which met at the end of the Annual General Meeting has, in accordance with the authorisation granted to it by the Annual General Meeting of May 22nd 2003, cancelled the 17,300,000 shares bought back from June 29th 2004 to April 4th 2005. As a result, the share capital is now set at €131,752,432 divided up into 658,762,160 shares each with a par value of €0.20.

The next L'Oréal "Letter to Shareholders", which will be available on request and on the Internet site www.loreal-finance.com, will contain a summary of the Annual General Meeting.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com]. This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL

Shareholders and
Market Authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.45

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎: +33.1.47.56.86.82

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71

L'ORÉAL

L'OREAL
International Financial Information Department

28th April, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release: Impact of transition to IFRS standards on L'Oréal consolidated financial statements.

Very truly yours,

The International Financial
Information Director



Jean-Régis CAROR

Clichy, Thursday April 28th 2005 – 5.45 p.m.

L'ORÉAL

IMPACT OF TRANSITION TO IFRS STANDARDS ON L'OREAL CONSOLIDATED FINANCIAL STATEMENTS

The change in accounting standards has called for a substantial preparation and training effort, which began in 2002 in the various entities of the L'Oréal group. The presentation of the 2004 consolidated financial statements in accordance with IFRS standards has been subjected to auditing procedures by the Statutory Auditors. The main items affected by the change are summarised below.

Main impacts:

On the Balance Sheet at December 31st 2004: **a strengthening of the structure**

- Consolidated shareholders' equity increased by €1.26 billion to reach €11.8 billion, that is +11.9%. This change is mainly the result of the revaluation of Sanofi-Aventis investment at market value and the reclassification of L'Oréal treasury stock.
- Net debt, which previously amounted to €1.47 billion, is now €1.57 billion at December 31st 2004.
- The gearing is now 13.3% at December 31st 2004.

On the 2004 Profit and Loss Account: **a slight improvement in net earnings per share**

- The reclassification of charges, which are deducted from sales, results in sales of €13,641 million for 2004 instead of €14,534 million, that is -6.1%. This reclassification has no impact on earnings.
- Adjusted operating profit amounted to €2,162 million, or 14.9% of sales, using French accounting standards. Using IFRS standards, operating profit is now €2,089 million, representing 15.3% of sales.
- Net income after minority interests, up by €344 million, is now €3,970 million using IFRS standards, instead of €3,626 million using French accounting standards.
- 2004 net operational profit after minority interests amounted, using French accounting standards, to €1,656 million or 11.4% of sales and €2.46 per share after dilution. Net profit before non-recurrent items after minority interests comes out, using IFRS standards, at €1,609 million, or 11.8% of sales and €2.48 per share after dilution.
  The number of shares taken into account to calculate diluted net earnings per share has changed from 673,547,541 shares to 649,598,404 shares.
- Diluted net earnings per share excluding non-recurrent items, Sanofi-Aventis deconsolidated, now amounts to €2.29, instead of €2.23.

A detailed presentation of the impact of transition to IFRS standards on L'Oréal consolidated financial statements is available in both French and English on the Internet site: www.loreal-finance.com.

Contacts at L'ORÉAL

Shareholders
and Market Authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82

Journalists
Mr Mike RUMSBY
☎: +33.1.47.56.76.71